Exhibit 99.1

DOLLAR TREE TO PRESENT AT THE 26th ANNUAL PIPER JAFFRAY CONSUMER CONFERENCE

CHESAPEAKE, Va. - June 6, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, will participate in the 26th Annual Piper Jaffray Consumer Conference being held on June 6 - 7, 2006, at The New York Palace, in New York City. Dollar Tree's presentation is scheduled for Wednesday, June 7, at approximately 11:00 am EDT. Kent Kleeberger, the Company's Chief Financial Officer, will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the Piper Jaffray conference will be available on Dollar Tree's web site, www.DollarTree.com/medialist.cfm. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight June 13, 2006.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

Return to Form 8-K